Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF LABSTYLE INNOVATIONS CORP.

The undersigned, for the purposes of amending the Certificate of Incorporation of LabStyle Innovations Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The Board of Directors of the Corporation (the “Board”) duly adopted, in accordance with Section 141(f) of the DCGL by unanimous written consent of the Board on May 7, 2014, a resolution proposing and declaring advisable the following amendment to restate Article FOURTH, Section 1 of the Certificate of Incorporation of said Corporation:

“ARTICLE FOURTH

1.            Classes of Stock. The Corporation is authorized to issue two classes of shares of capital stock to be designated, respectively, common stock (“Common Stock”) and preferred stock (“Preferred Stock”). The number of shares of Common Stock authorized to be issued is eighty million (80,000,000), par value $0.0001 per share, and the number of shares of Preferred Stock authorized to be issued is five million (5,000,000), par value $0.0001 per share; the total number of shares which the Corporation is authorized to issue is eighty five million (85,000,000).”

SECOND: The holders of a majority of the issued and outstanding voting stock of the Corporation have voted in favor of said amendment at an annual meeting of said Corporation’s stockholders duly called and held upon notice in accordance with Section 222 of the DGCL.

THIRD: The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Certificate of Incorporation of the Corporation to be duly executed by the undersigned this 17th day of June, 2014.

LABSTYLE INNOVATIONS CORP.

By:	/s/ Gadi Levin
Name: Gadi Levin Title: Chief Financial Officer, Treasurer and Secretary